

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 4, 2008

Via U.S. Mail

Mr. Con Unerkov
President
China Media Group Corporation
Room 1403, 14/F., Wan Chai Commercial Center
194-204 Johnston Road
Wan Chai
Hong Kong

> **Re:** **China Media Group Corporation**
> **Item 4.01 Form 8-K**
> **Filed February 29, 2008**
> **File No. 000-50431**

Dear Mr. Unerkov:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   You currently disclose that there were no disagreements with your former accountant during the two most recent years ended December 31, 2006 and 2007, and the interim period of 2007. Please amend your filing to state, if true, that there have been no disagreements with your former accountant during your two most recent fiscal years, and

through the interim period from the date of the last audited financial statements to February 26, 2008, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B.

2.   We note that you have engaged a registered public accounting firm, Albert Wong & Co., that has not yet completed the credentialing process. Foreign accounting firms that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. We may be unable to complete our review and accept the reports of Albert Wong & Co. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant.

*   *   *   *

As appropriate, please amend your filing and respond to the comment, via EDGAR, within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

Sincerely,

Robert S. Littlepage, Jr.
Accounting Branch Chief